UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Cytokinetics, Incorporated
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

23282W 10 0
(CUSIP Number)

April 28, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,068,746 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,068,746 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,746 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON PN

(1)  Includes 480,078 shares of Common Stock currently issuable upon the exercise of a certain warrant.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 600,106 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 600,106 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,106 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON PN

(1)  Includes 264,041 shares of Common Stock currently issuable upon the exercise of a certain warrant.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON Investment 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 344,664 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 344,664 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,664 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO

(1)  Includes 176,933 shares of Common Stock currently issuable upon the exercise of a certain warrant.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON Magnitude Special Investments Portfolio Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 224,536
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 224,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,238,052 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,238,052 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,052 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 921,052 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,238,052 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,238,052 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,052 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON CO

(1)  Includes 921,052 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 23282W 10 0

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,238,052 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,238,052 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,052 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON IN

(1)  Includes 921,052 shares of Common Stock currently issuable upon the exercise of certain warrants.  See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 23282W 10 0

Item 1(a).	Name of Issuer:

Cytokinetics, Incorporated, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

280 East Grand Avenue
South San Francisco, California 94080

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Delaware

Investment 10, L.L.C. (“ILL10”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Illinois

Magnitude Special Investments Portfolio Fund, Ltd. (“MSI”)
c/o HedgeServ Limited
75 St. Stephen’s Green
Dublin 2
Ireland
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Delaware

BVF Inc.
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 23282W 10 0

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

23282W 10 0

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons, with the exception of MSI (the “Warrant Holders”), hold warrants exercisable for an aggregate of 921,052 shares of Common Stock.  Such warrants are immediately exercisable for $5.28 per share, subject to adjustment pursuant to the terms of the warrants, and expire on June 25, 2017.  The warrants may not be exercised if, after such exercise, the Warrant Holders would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

CUSIP NO. 23282W 10 0

As of the close of business on May 8, 2014, (i) BVF beneficially owned 1,068,746 shares of Common Stock, including 480,078 shares of Common Stock issuable upon the exercise of a certain warrant held by it, (ii) BVF2 beneficially owned  600,106 shares of Common Stock, including 264,041 shares of Common Stock issuable upon the exercise of a certain warrant held by it, (iii) ILL10 beneficially owned 344,664 shares of Common Stock, including 176,933 shares of Common Stock issuable upon the exercise of a certain warrant held by it, and (iv) MSI beneficially owned 224,536 shares of Common Stock.

Partners, as the general partner of BVF and BVF2 and the investment adviser of each of ILL10 and MSI, may be deemed to beneficially own 2,238,052 shares of Common Stock, including 921,052 shares of Common Stock currently issuable upon the exercise of certain warrants, beneficially owned in the aggregate by BVF, BVF2, ILL10 and MSI.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,238,052 shares of Common Stock, including 921,052 shares of Common Stock currently issuable upon the exercise of certain warrants, beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,238,052 shares of Common Stock, including 921,052 shares of Common Stock currently issuable upon the exercise of certain warrants, beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, ILL10 and MSI, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 36,608,781 shares of Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014.

As of the close of business on May 8, 2014, (i) BVF beneficially owned approximately 2.9% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.6% of the outstanding shares of Common Stock, (iv) ILL10 beneficially owned less than 1% of the outstanding shares of Common Stock and, (v) MSI beneficially owned less than 1% of the outstanding shares of Common Stock, and (vi) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 6.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

CUSIP NO. 23282W 10 0

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, ILL10 and MSI.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 23282W 10 0

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2014

BIOTECHNOLOGY VALUE FUND, L.P.		INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser

By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BIOTECHNOLOGY VALUE FUND II, L.P.		MAGNITUDE SPECIAL INVESTMENTS PORTFOLIO FUND, LTD.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser

By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BVF INC.

BVF PARTNERS L.P.		By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	BVF Inc., its general partner		President

By:	/s/ Mark N. Lampert
	Mark N. Lampert		/s/ Mark N. Lampert
	President		MARK N. LAMPERT